November 10, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director

Re:	AirTouch Communications, Inc.
Registration Statement on Form S-1
File No. 333-177071
Filed September 29, 2011

Ladies and Gentlemen:

On behalf of AirTouch Communications, Inc. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of October 24, 2011.

General

1.           Your response to our letter dated October 5, 2011 indicates that you are registering more than one-third of your public float and that the shares registered represent approximately 69.6% of your total issued and outstanding shares of common stock after giving effect to the exercise of warrants. Please tell us the percentage of your public float (non-affiliated holdings) that the shares registered represent.

Response:

The percentage of the Company’s public float that the shares registered represent is equal to approximately 77.4%, after giving effect to the exercise of warrants, and based on the number of shares outstanding and held by non-affiliates as of September 29, 2011, the date of the filing of the registration statement.

Very truly yours,

/s/ Jeff Cahlon